CFT Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	81,850
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,111
Changes in operating assets and liabilities:		
Receivables from clearing organizations		(183,172)
Prepaid expenses		2,050
Accounts payable and accrued expenses		153,543
Total adjustments to net income		(25,468)
Net cash provided by operating activities		56,382
Cash flows used in financing activities:		
Capital withdrawals		(248,000)
Net decrease in cash and cash equivalents		(191,618)
Cash and cash equivalents - beginning of year		582,419
Cash and cash equivalents - end of year	$	390,801

The Notes to Financial Statements are an integral part of this statement.